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                    July 13, 2023

       Theresa E. Wagler
       Executive Vice President and Chief Financial Officer
       Steel Dynamics, Inc.
       7575 West Jefferson Blvd
       Fort Wayne, IN 46804

                                                        Re: Steel Dynamics,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 28,
2023

       Dear Theresa E. Wagler:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing